UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  JULY 18, 2006

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL ANNOUNCES SUSPENSION OF AERUGEN(R) CLINICAL DEVELOPMENT

LEIDEN, THE NETHERLANDS, JULY 18, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) has today announced that it has decided to suspend further clinical development of Aerugen(R), its vaccine candidate for the prevention of Pseudomonas aeruginosa infection in cystic fibrosis (CF) patients.


The decision follows the results of a double-blind, randomized, placebo-controlled phase III trial involving 476 patients from 46 centers in four European countries. In the phase III clinical study, patients without P. aeruginosa colonization were vaccinated with Aerugen(R) or a placebo vaccine. The primary endpoint of the study was the prevention of colonization with one or more of the serotypes of P. aeruginosa in the candidate vaccine.


The result of this phase III study failed to confirm the efficacy results indicated in the earlier clinical study. Based on these results, the Company has decided to suspend further clinical development of the candidate vaccine. Safety results of the phase III study were in line with previous findings and did not show any clinically relevant safety issue.


Crucell said that discontinuation of this clinical development program does not impact the Company's revenue forecast for 2006, nor its earlier stated goal to achieve cash break-even in 2007.


ABOUT CYSTIC FIBROSIS

CF is a life-threatening disease caused by a defective gene that leads to altered body fluid secretion by certain glands. Abnormally thick, sticky mucus develops, clogging the lungs and potentially resulting in fatal lung infections. Approximately 80% of CF patients become chronically colonized with P. aeruginosa in the lungs by the age of 18, resulting in an average life-expectancy of 33 years. In 80% of these cases, the bacteria are the cause of mortality.


ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine and the only aluminium-free hepatitis A vaccine on the market. The Company has a broad development pipeline, including both early-stage products and products almost ready to go to market. Several Crucell products are based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy and Korea. The Company employs about 900 people. For more information, please visit www.crucell.com.


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

     JULY 18, 2006                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer